Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

April 15, 2002

Dear Sir or Madam:

Arthur Andersen LLP has represented to SOS Staffing Services, Inc. that the audit completed as of December 30, 2001 and for the fiscal year then ended was subject to Arthur Andersen LLP's quality control system for the United States accounting and audit practice. Arthur Andersen LLP has provided assurance to SOS Staffing Services, Inc. that the audit was conducted in compliance with professional standards, with the appropriate continuity of personnel working on the audit, that national office consultation was available and personnel at foreign affiliates of Arthur Andersen LLP were available to conduct the relevant portions of the audit.

Sincerely,

/s/ Kevin Hardy
---------------------------
    Kevin Hardy

    Kevin Hardy
    Chief Financial Officer